

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 2, 2010

Mr. Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, VA 20170

> **RE: RCN Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 24, 2009**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 1-16805**

Dear Mr. Sicoli:

   We have reviewed your supplemental response letter dated December 31, 2009 as well as your filing and have the following comments.

Form 10-K for the Year Ended December 31, 2008

Note 2. Goodwill and Other Intangible Assets, page F-10

1. We note your response to comment one from our letter dated January 12, 2010. It is unclear to us why you believe that a multi-period excess earnings model is appropriate when determining the fair value of your franchise rights. Further, we believe that the use of this methodology is not a valuation approach that determines the direct value of franchise rights. In this regard, we note that this method fails to allow for the possibility that some amount of the residual income may be attributable to goodwill rather than solely to the franchise rights. Since the franchise rights have indefinite lives and are therefore not considered to be a wasting asset, no portion of the income stream is left unassigned when following the multi-period excess earnings methodology, and as a result, no economic benefit can be attributed to goodwill. Therefore, we believe that you should utilize a valuation technique, such as the Greenfield approach, to determine fair value for your franchise rights. Please revise or advise.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director